Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-160422

July 28, 2009

Term Sheet

Middleburg Financial Corporation

1,700,000 Shares of Common Stock

Issuer:	Middleburg Financial Corporation (the “Company”)

Exchange/Symbol:	Nasdaq Capital Market/MBRG

Security:	Common stock, par value $2.50 per share

Offering:	1,700,000 shares of common stock[1]

Option to purchase additional shares:	208,598 additional shares of common stock, or approximately 12.3% of the offered amount

Shares outstanding after the offering:	6,693,245 shares (6,901,843 shares if the option to purchase additional shares is exercised in full)[2]

Public Offering Price:	$10.75

Trade date:	July 28, 2009

Settlement and delivery date:	July 31, 2009

Underwriting discounts and commissions:	$0.645 per share on shares purchased by the public; $0.376 per share on shares purchased by the Company’s directors, executive officers and holders of 10% or more of the Company’s outstanding shares of common stock; $1,035,975 total ($1,170,521 if option to purchase additional shares is exercised in full)[3]

[1]	Includes up to 225,000 shares which may be purchased by the Company’s directors, executive officers and holders of 10% or more of the Company’s outstanding shares of common stock.
[2]

The number of shares of common stock outstanding immediately after the closing of this offering is based on shares of common stock outstanding as of July 24, 2009. Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriter’s option to purchase additional shares, 208,202 shares of common stock issuable upon the exercise of the warrant held by the U.S. Treasury, 23,824 shares of common stock issuable under our stock compensation plans and 229,343 shares of common stock issuable upon exercise of outstanding options as of July 24, 2009.

[3]

The total underwriting discounts and commissions and the proceeds to the Company, before expenses, assumes the purchase of 225,000 shares by the Company’s directors, executive officers and holders of 10% or more of the Company’s outstanding shares of common stock.

Proceeds to the Company, before expenses:	$10.105 per share on shares purchased by the public; $10.374 per share on shares purchased by the Company’s directors, executive officers and holders of 10% or more of the Company’s outstanding shares of common stock; $17,239,025 total ($19,346,908 if option to purchase additional shares is exercised in full)[3]

Use of Proceeds:	The Company intends to use the net proceeds received from this offering for general corporate purposes, including, if approved, the redemption of its Series A Preferred Stock and warrant issued to the U.S. Treasury through the Capital Purchase Program.

Underwriter:	Scott & Stringfellow, LLC (the “Underwriter”)

Relationships:	The Underwriter and its affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to the Company and its affiliates for which the Underwriter has received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting Scott & Stringfellow, LLC toll free at (800) 552-7757.

This free writing prospectus may add, update or change information contained in or incorporated by reference in the registration statement (including any prospectus supplement or free writing prospectus) for the offering to which this communication relates. If the information in this free writing prospectus is inconsistent with any information contained in or incorporated by reference in such documents, the information in this free writing prospectus will apply and will supersede the inconsistent information contained in or incorporated by reference in such documents.